

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561   December 14, 2016

<u>Via Email</u>
Mr. Peter C. Mitchell
Senior Vice President and Chief Financial Officer
Coeur Mining, Inc.
104 S. Michigan Ave.
Suite 900
Chicago IL 60603

> **Re: Coeur Mining, Inc.**
> **Form 10-K for the year ended December 31, 2015**
> **Filed February 10, 2016**
> **File No. 1-08641**

Dear Mr. Mitchell:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                              Sincerely,

                                              /s/ Joel Parker

                                              Joel Parker
                                              Senior Assistant Chief Accountant
                                              Office of Beverages, Apparel and
                                              Mining